1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 30, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT

The board of directors (the "Directors", and the "Board") of Aluminum Corporation of China Limited (the "Company") wishes to announce that Mr. Chen Xiaozhou ("Mr. Chen") has tendered his resignation as a non-executive director of the Company on 22 February 2005 with effect from 27 March 2005. Mr. Chen has resigned from the Board due to work reasons as he also holds several other positions and has heavy work commitments. Mr. Chen has not indicated that there is any disagreement with the Board nor has he indicated that there is any matter relating to his resignation which is relevant to the Company that needs to be brought to the attention of the Shareholders of the Company.

As Mr. Chen was also a member of the audit committee of the Company (the "Audit Committee"), following his resignation, his position in the Audit Committee has been taken up by Mr. Kang Yi, an independent non-executive director of the Company, who was appointed to the Audit Committee on 18 March, 2005.

China Cinda Asset Management Corporation ("China Cinda"), has nominated Mr. Shi Chungui ("Mr. Shi"), who has extensive experience in finance, as a candidate for the position of non-executive director to replace Mr. Chen. The Board has agreed to the nomination of Mr. Shi by written resolution. The official appointment of Mr. Shi to the Board of the Company is subject to approval by shareholders at the 2004 annual general shareholders' meeting to be held on 9 June 2005.

Mr. Shi held positions in major PRC financial institutions such as China Construction Bank and China Cinda for many years, and is an expert in finance.

As at the date of this announcement, the Executive Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-Executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
28 March 2005 ______________ * For identification only.